UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-5684

W.W. Grainger, Inc.
(Exact name of registrant as specified in its charter)

100 Grainger Parkway, Lake Forest, Illinois 60045-5201
(847) 535-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights1
(Title of each class of securities covered by this Form)

Common Stock $0.50 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2009	By:	/s/ John L. Howard
John L. Howard, Senior Vice President and General Counsel

1 The Preferred Share Purchase Rights (the “Rights”) referenced above expired on May 15, 2009 in accordance with the terms of the Rights Agreement, dated April 28, 1999, between the Registrant and EquiServe Trust Company (as successor to Fleet National Bank), as rights agent.  The Registrant filed Form 8-A to register the Rights on May 10, 1999.